GRUPO MODELO, S.A.B. DE C.V.

October 22, 2007.

Rule 12g3-2(b) File No. 82-34766

Office of International Corporate Finai
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07027557

SUPPL

Grupo Modelo S.A.B. de C.V.
<u>Rule 12g3-2(b) File No. 82-34766</u>

The enclosed information is being furnished to the Securities and Exchange Commission (the "*SEC*") on behalf of Grupo Modelo S.A.B. de C.V. (the "*Company*") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "*Act*") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Grupo Modelo S.A.B. de C.V.

Name: Margarita Hugues Vélez
Title: General Counsel

PROCESSED
OCT 30 2007
THOMSON FINANCIAL

Enclosure[s] :
Grupo Modelo, S.AB. de C.V. Third Quarter Report Press Release.

JAVIER BARROS SIERRA NO. 555 * PISO 6 * COLONIA SANTA FÉ. * 01210 MÉXICO, D. F
TEL.: 22-66-00-00 FAX: 22-66-42-92 Y 22-66-00-00 www.gmodelo.com.mx

Grupo Modelo Reports Third Quarter 2007 Results

- **Total domestic volume grew 4.2% and exports 3.0%.**
- **Net sales increased 24.4%.**
- **Operating income rose 21.1%.**

Mexico City, October 18, 2007. – Grupo Modelo, S.A.B. de C.V. and Subsidiaries (BMV:GMODELOC) ("Grupo Modelo" or "the Company"), the leading brewer in Mexico and producer of the best-selling Mexican beer in the world, today announced its financial and operating results for the third quarter ended September 30, 2007.

In the third quarter of 2007, total volume increased 3.8% to 13.1 million hectoliters. The domestic market registered volume increases of 3.8% in Modelo's brands and 27.7% in the imported brand portfolio, as a result of solid demand in the first half of the quarter and the impact of heavy rains at the end of the period. Regarding brand performance, Estrella outperformed in the quarter with the highest rate of growth.

Export volumes increased 3.0% compared to the same quarter of the previous year. The volume sold in the U.S. was affected by the price increase implemented by Crown that reached the final consumer at the end of the second quarter; thus, the volume in the third quarter declined 0.8%. It is worth noting that as a consequence of the startup of Crown Imports operations, sales volume in the U.S. as of 2007 reflects the sale of the importer to distributors, while the volume figures in 2006 reflect the sales of Grupo Modelo to importers. Therefore, the volume change is not entirely comparable. Regarding other export markets, Oceana, Europe and Latin America were the regions with the most outstanding growth.

Net sales totaled 18,428 million pesos, which represents a rise of 24.4% compared to the same quarter of 2006. Domestic sales increased 2.7% due to the combination of a volume increase and the reduction in the price per hectoliter of 1.4% in real terms. Total export revenues were 759 million dollars, an increase of 86.5%. The average export price per hectoliter grew 81.0% in dollars, primarily as a result of the consolidation of Crown Imports.

During the third quarter of 2007, Crown Imports, LLC., registered net sales of 675 million dollars and operating profit of 150 million dollars.

The cost of goods sold increased 23.8% due to the incorporation of the storage and distribution costs of the products sent to Crown Imports warehouses, as well as to the increases in packaging for the domestic market and certain raw materials. Gross profit grew 24.9% compared to the third quarter of 2006, while the margin expanded 20 basis points, reaching 54.3%.

* All peso figures throughout this document are expressed in constant Mexican pesos as of September 30, 2007, unless otherwise noted.

Operating expenses increased 29.1% mainly as a result of the consolidation of advertising and distribution expenses incurred in the U.S. Likewise, in Mexico, advertising expenses increased, most notably to support the Estrella brand campaign, as did expenses associated with the convenience store business. Operating profit was 5,155 million pesos, which represents an increase of 21.1% over 2006. Consequently, the operating margin registered a 70 basis point contraction, reaching 28.0%.

The comprehensive financing result registered a gain of 121 million pesos, compared to the 139 million pesos loss registered in the same quarter of the prior year. This is a result of the exchange and financial gains.

The other income and expense heading showed a loss of 459 million pesos, compared to a gain of 304 million pesos in 2006. It includes employee profit sharing; according to modifications to Mexican GAAP, as of 2007, this heading is no longer registered as taxes and is reclassified to the other expenses line, (for comparison purposes, the profit sharing of 2006 was reclassified). It also includes the charges related to the convenience store restructuring process.

Minority interest participation in the quarter totaled 1,469 million pesos, 99.6% higher than the amount reported in 2006. This figure includes 803 million pesos that corresponds to Barton Beers, a subsidiary of Constellation Brands, for its 50% stake in Crown Imports. Therefore, net majority income was 2,185 million pesos, 9.7% below the prior year figure. Thus, net margin was 11.9%, compared to 16.3% posted last year.

Grupo Modelo, S.A.B. de C.V. and Subsidiaries
Sales of beer in million hectoliters

Market	3Q07	%	3Q06	%	Var. (%)
Domestic	8.555	65.3	8.240	65.2	**3.8%**
Import	0.172	1.3	0.134	1.1	**27.7%**
Total Domestic	**8.727**	**66.6**	**8.374**	**66.3**	**4.2%**
Export	**4.384**	**33.4**	**4.255**	**33.7**	**3.0%**
Total	**13.111**	**100.0**	**12.629**	**100.0**	**3.8%**

Grupo Modelo, S.A.B. de C.V. and Subsidiaries
Consolidated Income Statements for the Third Quarter 2007 and 2006
Figures in millions of constant Mexican pesos as of September 30, 2007

	3Q07	%	3Q06	%	Var. %
Domestic Sales	8,752	47.5%	8,518	57.5%	2.7%
Export Sales	8,233	44.7%	4,635	31.3%	77.6%
Other Income	1,443	7.8%	1,660	11.2%	-13.1%
Total Net Sales	**18,428**	**100.0%**	**14,813**	**100.0%**	**24.4%**
Cost of Goods Sold	8,423	45.7%	6,802	45.9%	23.8%
Gross Profit	**10,005**	**54.3%**	**8,011**	**54.1%**	**24.9%**
Operating Expenses	4,850	26.3%	3,756	25.4%	29.1%
Operating Income	**5,155**	**28.0%**	**4,255**	**28.7%**	**21.1%**
Comprehensive Financial Result	-121	-0.7%	139	0.9%	-187.1%
Other Expense (Income) – Net	459	2.5%	-304	-2.1%	-251.0%
Profit Before Tax	**4,817**	**26.1%**	**4,420**	**29.8%**	**9.0%**
Income Tax	1,461	7.9%	1,525	10.3%	-4.2%
Deferred Income Tax	-298	-1.6%	-260	-1.8%	14.6%
Consolidated Net Income	**3,654**	**19.8%**	**3,155**	**21.3%**	**15.8%**
Net Majority Income	**2,185**	**11.9%**	**2,419**	**16.3%**	**-9.7%**
Depreciation	807	4.4%	735	5.0%	9.7%
Equity Income of Associates (COGS)	136	0.7%	136	0.9%	1.5%
EBITDA	**5,826**	**31.6%**	**4,850**	**32.8%**	**20.1%**

Financial Summary

- **Total volume increased 3.3%.**
- **24.8% growth in net sales.**
- **Operating income rose 24.6%.**

During the first nine months of 2007, total beer volume grew 3.3% compared to the same period of last year, reaching 38.7 million hectoliters. In the domestic market, sales volume including imports, registered growth of 3.8%. On the other hand, exports increased 2.1% and represented 32.5% of total volume.

Net sales totaled 54,774 million pesos, an increase of 24.8%. Domestic sales grew 1.7%, while exports rose 81.2%. Total export revenues were 2,181 million dollars, which represented an increase of 88.6% compared with the previous year.

The cost of goods sold grew 23.1%, below the increase posted in net sales. This figure includes the costs of Crown Imports as well as increases in certain raw materials and packaging. Gross profit totaled 30,439 million pesos, an increase of 26.1% compared to the first nine months of 2006. Gross margin expanded 60 basis points to 55.6%.

Operating expenses increased 28.0% mainly due to the consolidation of the advertising and distribution expenses incurred in the U.S., as well as higher advertising expenses in Mexico and in the convenience store business. Operating profit registered an increase of 24.6% over the same period of the prior year, totaling 16,390 million pesos. Thus, operating margin was 29.9% compared to the 30.0% posted in 2006.

Depreciation and amortization totaled 2,420 million pesos and represented 4.4% of net sales. EBITDA (Operating income + Depreciation – Equity income of Associates included in COGS) totaled 18,416 million pesos, a figure 23.6% higher than in the previous year. EBITDA margin was 33.6%.

In terms of taxes, it is important to highlight that the fiscal scheme of Crown Imports, LLC states that the shareholders of this company are responsible for fulfilling its fiscal obligations; as a result, the income tax heading only shows the amount that corresponds to Grupo Modelo's obligation for its 50% stake. Therefore, the effective tax rate was 26.2%, below the 29.6% posted in the same period of 2006.

Finally, net majority income was 7,707 million pesos, representing an increase of 7.5% and a margin of 14.1%. Consequently, the earnings per share for the first nine months of the year was 2.4 pesos.

Financial Position

As of September 30, 2007, Grupo Modelo's cash and marketable securities accounted for 21.6% of total assets, in contrast to the 24.9% in 2006. On the other hand, total assets grew 7.6% over the last twelve months. The financial position of the Company remained strong, with short-term operational liabilities totaling 7,716 million pesos. Stockholders' equity totaled 80,475 million pesos, representing a 6.2% increase compared to the prior year.

Financial Ratios	September 2007	September 2006
Inventory Turnover	3.6 times	4.1 times
Receivables Turnover	19 days	16 days
Leverage	16.4 %	15.3%
Current	4.7 times	6.1 times
EPS (12-months)	2.89 pesos	2.65 pesos

Capital Expenditures

As of September 2007, Grupo Modelo invested 3,005 million pesos of its internally generated cash flow. The funds were allocated as shown in the table.

Area	September 2007
Coahuila Brewery	34.2%
Breweries & Other Factories	40.2%
Sales	25.6%

Grupo Modelo, S.A.B. de C.V. and Subsidiaries
Sales of beer in million hectoliters
Figures as of September 30, 2007 and 2006

Market	2007	%	2006	%	Var. (%)
Domestic	25.623	66.3	24.766	66.1	**3.5**
Import	0.498	1.3	0.395	1.1	**25.9**
Total Domestic	**26.121**	**67.5**	**25.161**	**67.2**	**3.8**
Export	**12.550**	**32.5**	**12.286**	**32.8**	**2.1**
Total	**38.671**	**100.0**	**37.447**	**100.0**	**3.3**

Grupo Modelo, S.A.B. de C.V. and Subsidiaries
Consolidated Income Statements for the Nine Months Ended September 30, 2007 and 2006
Figures in millions of constant Mexican pesos as of September 30, 2007

	2007	%	2006	%	Var. %
Domestic Sales	26,472	48.3%	26,023	59.3%	1.7%
Export Sales	24,047	43.9%	13,272	30.2%	81.2%
Other Income	4,255	7.8%	4,605	10.5%	-7.6%
Total Net Sales	**54,774**	**100.0**	**43,900**	**100.0**	**24.8%**
Cost of Goods Sold	24,335	44.4%	19,767	45.0%	23.1%
Gross Profit	**30,439**	**55.6%**	**24,134**	**55.0%**	**26.1%**
Operating Expenses	14,049	25.7%	10,978	25.0%	28.0%
Operating Income	**16,390**	**29.9%**	**13,156**	**30.0%**	**24.6%**
Comprehensive Financial Result	-675	-1.2%	-748	-1.7%	-9.6%
Other Expense (Income) – Net	284	0.5%	618	1.4%	-54.0%
Profit Before Tax	**16,781**	**30.6%**	**13,286**	**30.3%**	**26.3%**
Income Tax	4,614	8.4%	4,155	9.5%	11.0%
Deferred Income Tax	-213	-0.4%	-220	-0.5%	-3.2%
Consolidated Net Income	**12,381**	**22.6%**	**9,351**	**21.3%**	**32.4%**
Net Majority Income	**7,707**	**14.1%**	**7,170**	**16.3%**	**7.5%**
Depreciation	2,420	4.4%	2,186	5.0%	10.7%
Equity Income of Associates (COGS)	394	0.7%	440	1.0%	-10.5%
EBITDA	**18,416**	**33.6%**	**14,902**	**33.9%**	**23.6%**

Grupo Modelo, S.A.B. de C.V. and Subsidiaries
Consolidated Balance Sheets as of September 30, 2007 and 2006
Figures in millions of constant Mexican pesos as of September 30, 2007

	2007	2006	% Var
Cash & Marketable Securities	20,814	22,241	-6.4%
Total Current Assets	**36,617**	**34,304**	**6.7%**
Non – Current Assets	59,668	55,185	8.1%
Total Assets	**96,285**	**89,489**	**7.6%**
Current Liabilities	7,716	5,659	36.4%
Long Term Debt	0	0	N/A
Deferred Liabilities	8,094	8,076	0.2%
Total Liabilities	**15,810**	**13,734**	**15.1%**
Minority Stockholders' Equity	19,724	17,525	12.5%
Majority Stockholders' Equity	60,751	58,229	4.3%
Total Liabilities and Stockholders' Equity	**96,285**	**89,489**	**7.6%**

Highlights
Quarter and Cumulative

	3Q07	3Q06	Var. %	2007	2006	Var. %
Price/Hl Domestic (pesos)*	1,002.9	1,017.2	-1.4%	1,013.4	1,034.3	-2.0%
Price/Hl Exports (pesos)*	1,878.0	1,089.3	72.4%	1,916.1	1,080.3	77.4%
Price/Hl Exports (dlls.)	173.2	95.7	81.0%	173.8	94.1	84.6%
Cost of Goods Sold/Hl Total (pesos)*	642.5	538.6	19.3%	629.3	527.9	19.2%
Operating Expenses/Hl Total (pesos)*	369.9	297.4	24.4%	363.3	293.2	23.9%
Export Revenues (million dlls.)	759.4	407.1	86.5%	2,181.4	1,156.7	88.6%

* Figures in constant Mexican pesos as of September 30, 2007

Grupo Modelo Conference Call

Grupo Modelo will host a conference call to discuss the third quarter 2007 financial results on Friday, October 19, 2007, at 8:00 a.m. (central) / 9:00 a.m. (eastern). The conference call can be accessed by dialing 1-866-225-8754 within the U.S., or from international locations by dialing into the U.S. at 1-480-293-1744 with conference ID: 3795581, beginning 10 minutes prior to the start of the call. A live listen-only webcast of the conference call, together with a copy of this press release will be available on the Internet at Grupo Modelo's Web site: www.gmodelo.com under "Investors," prior to the call.

Forward-Looking Statements

This press release may include certain expectations regarding the financial and operating performance of Grupo Modelo and its Subsidiaries. Such forward-looking statements are based on management's best estimates using current and known information. However, such statements and expectations may vary due to facts, circumstances and events beyond the control of Grupo Modelo and its Subsidiaries.

Grupo Modelo, founded in 1925, is the leader in Mexico in the production, distribution and marketing of beer, with 63.2% of the total (domestic and export) market share, as of December 31, 2006. It has seven brewing plants in the country, with a total annual installed capacity of 60 million hectoliters. Currently, it brews and distributes 12 brands, including Corona Extra, the number one Mexican beer sold in the world, Modelo Especial, Victoria, Pacifico and Negra Modelo. It exports five brands and is present in more than 150 countries. It is the importer of Anheuser-Busch's products in Mexico, including Budweiser, Bud Light and O'Doul's. It also imports the Chinese Tsingtao brand and the Danish beer Carlsberg. Through a strategic alliance with Nestlé Waters, it produces and distributes in Mexico bottled water brands Santa María and Nestlé Pureza Vital, among others. Grupo Modelo trades in the Mexican Stock Exchange since 1994 with the ticker symbol GMODELOC. It also quotes as an ADR under the ticker GPMCY in the OTC markets and in Latibex in Spain as XGMD.

Investor Relations

Eduardo Zamarripa	(5255) 2266-0000 x.4708	Fax (5255) 2266-0000 x.4926
Begoña Orgambide	(5255) 2266-0000 x.4887	

e-mail : ir@gmodelo.com.mx
Internet: www.gmodelo.com

END